SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 3)
NATIONAL COAL CORP.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
632381208

(CUSIP NUMBER)
Small Ventures USA, L.P.
Attn: Kayla Bruzzese
3050 Post Oak Blvd., Suite 460
Houston, TX 77056
Tel. No.: (713) 341-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 22, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA, L.P. 76-0556398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		3,313,595

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,313,595

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON *

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William O. Perkins III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON *

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	632381208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA GP LLC 26-3084617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TX

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,595

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON *

	OO

AMENDMENT NO. 3 TO SCHEDULE 13D
     This Amendment No. 3 to Schedule 13D is being filed by Small Ventures USA, L.P., Small Ventures USA GP LLC and William O. Perkins III relating to the shares of common stock, par value $0.0001 per share, of National Coal Corp, a Florida corporation. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 1, 2008 (the “Original 13D”), as amended by the Amendment No. 1 to the Original 13D filed with the Securities and Exchange Commission on August 7, 2008 and as further amended by Amendment No. 2 to the Original 13D filed with the Securities and Exchange Commission on August 12, 2008 (as amended, the “13D”) .
Item 3. Source and Amount of Funds
Item 3 of the 13D is hereby amended and restated in its entirety to read as follows:
          The Reporting Persons, in the aggregate, have invested $21,972,121.46 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Small Ventures, a loan for $5,000,000 from Centaurus Capital LLC, which is evidenced by that certain Demand Promissory Note dated August 6, 2008 and guaranteed by Mr. Perkins and $1,500,000 of a working capital loan for $6,000,000 from Centaurus Capital LLC, which is evidenced by that certain Promissory Note dated August 18, 2008 and guaranteed by Mr. Perkins. The Reporting Persons hold their shares of Common Stock in margin accounts maintained at Charles Schwab & Co., Inc. The value of the margin provided with respect to the acquisitions reported on this statement (including the acquisitions reported on the 13D) is approximately $7,781,355.47.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          The Reporting Persons acquired their positions in the Common Stock in the belief that the Common Stock was undervalued due to an increase in the market value of coal and related futures contracts. The Reporting Persons are currently evaluating the business and prospects of the Issuer. The Reporting Persons may make proposals, and may engage financial, legal and other advisors, with respect to the Issuer and its policies and decisions exploring numerous alternatives, including but not limited to acquiring the Issuer, whether directly or together with other potential acquirers, contingent on the participation of the Issuer’s management (a “Buyout”) and/or pursuing changes to the overall strategic direction, corporate structure, capital allocation, capital raising activities, board composition and management composition of the Issuer or other related topics. While the Reporting Persons have discussed the possibility of a Buyout with the Issuer, its management and certain current shareholders, they have not yet discussed a Buyout in detail, nor have they made substantial steps toward arranging such Buyout with other necessary parties, such as lenders. The Reporting Persons may also contact other shareholders and bondholders of the Issuer to discuss any or all of the above.
          Depending on their evaluation of the Issuer, other investment opportunities, market conditions and such other factors as they may deem material, the Reporting Persons may seek to acquire additional shares of the Issuer in the open market, in privately negotiated transactions, through a tender offer or otherwise, or determine to dispose of all or a portion of the securities of the Issuer beneficially owned by the Reporting Persons, including through sales in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
Item 5(a) and (b) of the 13D are hereby amended and restated in their entirety to read as follows:
          (a) As of August 22, 2008, the Reporting Persons report beneficial ownership of 3,313,595 shares of Common Stock of the Issuer, which represents 9.9% of the Issuer’s outstanding shares of Common Stock, which percentage was calculated by dividing (i) the 3,313,595 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by the 33,470,660 shares of Common Stock outstanding as of August 13, 2008, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008
          (b) Small Ventures has sole voting power and sole dispositive power with regard to 3,313,595 shares. Small Ventures GP and Mr. William O. Perkins III, through their investment discretion over Small Ventures, have shared voting power and shared dispositive power with regard to such shares.
Item 5(c) of the 13D is hereby amended by adding the following:
          (c) The transactions in the Issuer’s securities by the Reporting Persons between the filing of this Amendment to Schedule 13D and the filing of the 13D are listed below. All transactions were effected by Small Ventures in the open market, and all prices exclude commissions paid in per share prices.

Date	Action	Quantity	Symbol	Price per Share
8/12/2008	Buy	100.00	NCOC	$6.79
8/12/2008	Buy	100.00	NCOC	$6.79
8/12/2008	Buy	100.00	NCOC	$6.79
8/12/2008	Buy	100.00	NCOC	$6.79
8/12/2008	Buy	200.00	NCOC	$6.79
8/12/2008	Buy	200.00	NCOC	$6.79
8/12/2008	Buy	1,200.00	NCOC	$6.79
8/12/2008	Buy	2,101.00	NCOC	$6.79
8/12/2008	Buy	5,899.00	NCOC	$6.79
8/12/2008	Buy	101,200.00	NCOC	$6.75
8/13/2008	Buy	150,000.00	NCOC	$7.35
8/13/2008	Buy	32,000.00	NCOC	$7.50
8/14/2008	Buy	66,300.00	NCOC	$7.72
8/15/2008	Buy	27,000.00	NCOC	$7.83
8/18/2008	Buy	100.00	NCOC	$7.75
8/18/2008	Buy	100.00	NCOC	$7.73

Date	Action	Quantity	Symbol	Price per Share
8/18/2008	Buy	100.00	NCOC	$7.75
8/18/2008	Buy	100.00	NCOC	$7.72
8/18/2008	Buy	100.00	NCOC	$7.72
8/18/2008	Buy	100.00	NCOC	$7.75
8/18/2008	Buy	100.00	NCOC	$7.74
8/18/2008	Buy	100.00	NCOC	$7.72
8/18/2008	Buy	200.00	NCOC	$7.75
8/18/2008	Buy	200.00	NCOC	$7.73
8/18/2008	Buy	400.00	NCOC	$7.73
8/18/2008	Buy	400.00	NCOC	$7.73
8/18/2008	Buy	540.00	NCOC	$7.75
8/18/2008	Buy	1,000.00	NCOC	$7.71
8/18/2008	Buy	1,218.00	NCOC	$7.75
8/18/2008	Buy	5,242.00	NCOC	$7.75
8/22/2008	Buy	400.00	NCOC	$8.54
8/22/2008	Buy	2,100.00	NCOC	$8.54
8/22/2008	Buy	300.00	NCOC	$8.54
8/22/2008	Buy	400.00	NCOC	$8.54
8/22/2008	Buy	400.00	NCOC	$8.54
8/22/2008	Buy	1,500.00	NCOC	$8.54
8/22/2008	Buy	700.00	NCOC	$8.54
8/22/2008	Buy	2,700.00	NCOC	$8.54
8/22/2008	Buy	4,700.00	NCOC	$8.54
8/22/2008	Buy	400.00	NCOC	$8.54
8/22/2008	Buy	100.00	NCOC	$8.54
8/22/2008	Buy	1,500.00	NCOC	$8.54
8/22/2008	Buy	3,900.00	NCOC	$8.53
8/22/2008	Buy	372.00	NCOC	$8.54
8/22/2008	Buy	700.00	NCOC	$8.50
8/22/2008	Buy	200.00	NCOC	$8.48
8/22/2008	Buy	9,025.00	NCOC	$8.55
8/22/2008	Buy	11,800.00	NCOC	$8.55
8/22/2008	Buy	875.00	NCOC	$8.55
8/22/2008	Buy	500.00	NCOC	$8.55
8/22/2008	Buy	200.00	NCOC	$8.55
8/22/2008	Buy	200.00	NCOC	$8.55
8/22/2008	Buy	1,900.00	NCOC	$8.55
8/22/2008	Buy	200.00	NCOC	$8.55
8/22/2008	Buy	100.00	NCOC	$8.55
8/22/2008	Buy	4,400.00	NCOC	$8.55
8/22/2008	Buy	300.00	NCOC	$8.54
8/22/2008	Buy	100.00	NCOC	$8.55
8/22/2008	Buy	400.00	NCOC	$8.53
8/22/2008	Buy	8,750.00	NCOC	$8.55
8/22/2008	Buy	1,600.00	NCOC	$8.55
8/22/2008	Buy	100.00	NCOC	$8.55

Date	Action	Quantity	Symbol	Price per Share
8/22/2008	Buy	150.00	NCOC	$8.55
8/22/2008	Buy	300.00	NCOC	$8.54
8/22/2008	Buy	2,400.00	NCOC	$8.53
8/22/2008	Buy	1,700.00	NCOC	$8.52
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D is amended by adding the following:
See Item 3 above.
Item 7. Material to be Filed as Exhibits

Exhibit 99.2	Promissory Note, dated August 18, 2008, made by Small Ventures USA, L.P.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2008	SMALL VENTURES USA, L.P.

By: Small Ventures USA GP LLC, its general partner

By: Title:	/s/ William O. Perkins III President

SMALL VENTURES USA GP LLC

By:	/s/ William O. Perkins III

Name:	William O. Perkins III
Title:	President

WILLIAM O. PERKINS III

By:	/s/ William O. Perkins III